June 7, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:            Mr. Mark Cowan
                 Senior Counsel
                 Office of Insurance Products
                 Division of Investment Management

RE:              IDS Life of New York Account 8 ("Registrant")
                 CIK: 0000817132
                 SEC File No.: 333-44644

                 Withdrawal of AW Filing
                 Filed on behalf of the Registrant
                 on or about March 16, 2005
                 Accession Number: 0000820027-05-000282

Dear Mr. Cowan:

Pursuant to Rule 477(a) of the Securities Act of 1933, Registrant hereby respectfully requests withdrawal of the AW Filing captioned above.

Registrant filed Post Effective Amendment No. 9 on Form N-6 on or about November 18, 2004 ("Amendment No. 9") and subsequently filed two 485BXT filings extending the effective date of Amendment No. 9. Amendment No. 9 contained supplements describing certain product enhancements. Because the New York Superintendent of Insurance has not yet approved these product enhancements, Registrant filed the AW Filing captioned above. However, it is Registrant's understanding that the withdrawal order requested in this AW Filing has not been granted. Therefore, Registrant respectfully requests withdrawal of the AW Filing captioned above and Registrant will file a new, amended withdrawal request. Registrant represents that no securities were sold in connection with the supplements contained in Amendment No. 9.

If you have any questions, please contact me at 612-671-3678.

Sincerely,




/s/ Mary Ellyn Minenko
-----------------------
    Mary Ellyn Minenko
    Assistant General Counsel and Assistant Secretary
    IDS Life Insurance Company of New York